

Office of Risk Analysis & Registrations

Division of Examinations

June 8, 2023

To Whom It May Concern,

Please see a list of changes to the SBSE-A Amendment.

The following employees were added as SBSD Principals:

- Daniel Charney
- Jeffrey Solomon
- Sharon Kim
- Jayant Jobanputra
- Christopher Vogel

The following employees were removed as SBSD:

- John Moore
- Mordecai Jungreis